ZANDARIA VENTURES, INC.
                           2300 PALM BEACH LAKES BLVD
                                    SUITE 218
                            WEST PALM BEACH, FL 33409

August 21, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Bob Carroll
              April Sifford

Re:    Zandaria Ventures, Inc.
       Item 4.01 Form 8-K
       Filed on July 12, 2007
       File No. 333-127389

Dear Ms. Sifford and Mr. Carroll:

Zandaria Ventures, Inc. (the "Company") is filing an Amended 8-K and responding to the staff's comment letter dated July 13, 2007 regarding the following:

ITEM 4.01, Form 8-K filed July 12, 2007:

1. We note that your Board of Directors elected to "terminate" the services of Cinnamon Jang Willoughby & Company. We also note that your Board of
     Directors has "accepted the resignation" of Cinnamon Jang Willoughby & Company. Please amend your Item 4.01 Form 8-K to comply with Item 304 of Regulation S-B and specifically disclose if your former accountant resigned, declined to stand for re-election or was dismissed.

Response:

We have revised Item 4.01 on Form 8-K/A to accurately disclose the termination of the Company's former accountant on July 9, 2007.

As stated in prior telephone conversation with Mr. Carroll, the comment letter from your office arrived to the Company quite late and damaged from the U.S. Postal Service; which is why we did not respond promptly within five business days.

The Company further acknowledges that:

     1) the Company is responsible for the adequacy and accuracy of the disclosure of the filing;
     2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     3) the Company may not assert this staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should you have any comments or questions.


Very truly yours,

ZANDARIA VENTURES, INC.

/s/ Jason Smart
--------------------------------
Jason Smart
Chief Executive Officer and
Chief Financial Officer